03012603

SECU OMMISSION
19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-50104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Absolute Return Advisors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7190 Main Street
(No. and Street)

Manchester Center (City) VT (State) 05255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siliski & Buzzell, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 802 49 North Main Street (Address) Rutland, (City) VT (State) 05702 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C. SECTION

PROCESSED MAR 18 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth L. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Absolute Return Advisors, Ltd., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Chief Compliance Officer / Secretary
Title

Dolores E. Bonelli
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABSOLUTE RETURN ADVISORS, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

ABSOLUTE RETURN ADVISORS, LTD.

TABLE OF CONTENTS

Siliski & Buzzell, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To The Stockholder and
Board of Directors
Absolute Return Advisors, Ltd.
Manchester Vermont

We have audited the accompanying statements of financial condition of Absolute Return Advisors, Ltd. as of December 31, 2002 and 2001, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Absolute Return Advisors, Ltd. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Siliski & Buzzell, P.C.

February 21, 2003
Rutland, Vermont
Reg. No. 119

EXHIBIT A

LIABILITIES AND STOCKHOLDERS' EQUITY

	12/31/02	12/31/01
CURRENT LIABILITIES		
Current Maturities of Long-Term Debt	$ -	$ 8,443
Credit Cards Payable	4,260	5,830
Accounts Payable	111,512	112,659
Accounts Held Under Soft Dollar Agreements	274,093	177,710
Accrued Payroll	22,415	22,415
Accrued Expenses	125,000	-
Total Current Liabilities	537,280	327,057
LONG-TERM DEBT		
Notes Payable	-	8,443
Less: Current Maturities	-	8,443
Total Long-Term Debt	-	-
TOTAL LIABILITIES	537,280	327,057
STOCKHOLDERS' EQUITY		
Common Stock 180 Shares Authorized, Issued and Outstanding	71,380	71,380
Retained Earnings	589,441	777,912
Total Stockholders' Equity	660,821	849,292
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,198,101	$1,176,349

See notes to financial statements.

ABSOLUTE RETURN ADVISORS, LTD. **EXHIBIT B**

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	12/31/02	12/31/01
REVENUES		
Commissions / Fees, Net	$3,019,946	$2,822,268
Interest and Dividends	5,885	6,266
Realized and Unrealized Gains (Loss) on Securities, Net	-	(179,331)
TOTAL REVENUES	3,025,831	2,649,203
EXPENSES		
Advertising	-	7,079
Brokerage	591,554	367,987
Consulting Services	129,399	72,801
Data Services	54,403	93,014
Dues, Fees, and Subscriptions	26,037	27,230
Equipment Leases	3,582	7,876
Insurance	65,337	55,393
Repairs and Maintenance	11,024	15,771
Interest	211	2,045
Meals, Entertainment, and Travel	61,472	132,049
Miscellaneous	1,144	4,517
Outside Services	8,845	34,787
Office Expenses	27,884	35,961
Payroll and Payroll Taxes	679,614	602,295
Professional Fees	146,134	77,104
Rent	133,200	117,910
Taxes and Licenses	24,105	-
Telephone	79,021	27,613
Vehicle	28,150	46,914
Loss on Fixed asset Disposition	118,847	1,760
Contributions and Gifts	9,913	8,015
Professional Development	4,683	4,711
Utilities	9,129	9,520
Depreciation	48,494	47,516
Moving Expenses	3,261	1,970
Fines	125,000	-
TOTAL EXPENSES	2,390,443	1,801,838
OPERATING INCOME	635,388	847,365
OTHER INCOME		
Insurance Proceeds	48,533	96,983
NET INCOME	$ 683,919	$ 944,348

See notes to financial statements.

ABSOLUTE RETURN ADVISORS, LTD. **EXHIBIT C**

STATEMENT OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	12/31/02	12/31/01
Beginning Balance, January 1	$777,912	$698,407
Net Income	683,919	944,348
Distributions to Stockholders	(872,390)	(864,843)
Ending Balance, December 31	$589,441	$777,912

See notes to financial statements.

ABSOLUTE RETURN ADVISORS, LTD. **EXHIBIT D**

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	12/31/02	12/31/01
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$683,919	$ 944,348
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Loss on Sale of Fixed Assets	118,847	1,760
Depreciation and Amortization	49,288	52,617
Realized and Unrealized (Gains) Loss on Securities	-	179,331
(Increase) Decrease in Operating Assets:		
Fees and Commissions Receivable	(78,130)	(54,596)
Cash Held for Exclusive Benefit of Customers	20,124	(118,232)
Receivable from Clearing Broker, Net	-	34,658
Prepaid Expenses	(177)	-
Deposits, Net	(17,015)	-
Increase (Decrease) in Operating Liabilities:		
Credit Cards Payable	(1,570)	5,830
Accounts Payable	(1,147)	100,716
Accrued Pension Contribution	-	(71,031)
Amounts Held Under Soft Dollar Agreements	96,383	114,941
Accrued Payroll	-	(456)
Accrued Expenses	125,000	-
Total Adjustments	311,603	245,538
Net Cash Provided by Operating Activities	995,522	1,189,886
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sale of Investments	-	3,476,743
Purchase of Investments	-	(3,417,230)
Purchase of Property and Equipment	(93,149)	(101,339)
Proceeds From Sale of Equipment	-	6,000
Net Cash Used In Investing Activities	(93,149)	(35,826)

See notes to financial statements.

ABSOLUTE RETURN ADVISORS, LTD. **EXHIBIT D**

STATEMENT OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	12/31/02	12/31/01
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on Long-Term Debt	(8,443)	(15,850)
Distributions to Stockholders	(872,390)	(864,843)
Payments on Loan to Stockholder	-	4,778
Net Cash Used In Financing Activities	(880,833)	(875,915)
Net Increase in Cash	21,540	278,145
Cash at Beginning of Year	446,220	168,075
Cash at End of Year	$467,760	$ 446,220
Supplementary Disclosure of Cash Flow Information:		
Cash Paid During the Year for Interest Expense	$ 211	$ 2,045

See notes to financial statements.

ABSOLUTE RETURN ADVISORS, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Absolute Return Advisors, Ltd. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

Absolute Return Advisors, Ltd. (the Company) is a broker-dealer in securities and a member of the National Association of Securities Dealers, Inc. (NASD) and a registered investment advisor.

Property, Equipment, and Depreciation

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewal and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income (the results of operations).

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as they are earned.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had been settled. Profit and loss arising from all securities entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

There were no proprietary securities transactions in 2002.

Income Taxes

The Company, with the consent of its stockholders, has elected, under the Internal Revenue Code, to be treated as an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on the income of the company. Therefore, no provision or liability for federal income taxes is included in these financial statements.

Cash and Cash Equivalents

For purposes of cash flow presentation, the Company considers currency, cash on hand, and demand deposits with financial institutions to be cash equivalents. Cash held for the exclusive benefit of others is not included in the definition of cash for the purposes of the cash flow statement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 2 - CASH HELD FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

This is money held for the benefit of customers and is used to make payments on behalf of customers under soft dollar agreements.

NOTE 3 - NET CAPITAL REQUIREMENT

As registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital amount as determined by law. As applied to the Company, the Rule requires minimum net capital of $100,000. At December 31, 2002, the Company had net capital of $397,087, which was $297,082 in excess of the minimum requirement. At December 31, 2001, the Company had net capital of $527,538 which was $427,538 in excess of the minimum requirement.

The Company has been informed that as of February, 2003 its required Net Minimum Capital requirements have been increased to $250,000 from $100,000.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment for 2002 and 2001 consisted of the following:

	2002		
	Cost	Accumulated Depreciation	Net Book Value
Leasehold Improvements	$ 57,594	$ 369	$ 57,225
Furniture and Fixtures	150,720	85,808	64,912
Computer Equipment	32,146	10,092	22,054
Office Equipment	28,996	8,483	20,513
Vehicles	31,729	15,865	15,864
Total	$301,185	$120,617	$180,568

	2001		
	Cost	Accumulated Depreciation	Net Book Value
Leasehold Improvements	$ 65,569	$ 1,160	$ 64,409
Furniture and Fixtures	215,166	97,257	117,909
Computer Equipment	29,152	15,292	13,860
Office Equipment	52,742	16,371	36,371
Vehicles	31,729	9,518	22,211
Total	$394,358	$139,598	$254,760

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 5 - NOTES PAYABLE

Notes payables consisted of the following:

	12/31/02	12/31/01
BMW Financial Services, 8.5%, Due 6/20/02	$ -	$8,443

NOTE 6 - OPERATING LEASES

The Company leases four vehicles and two pieces of office equipment. Future minimum rentals are as follows:

2003	$26,805
2004	18,076
2005	7,774
Total	$52,655

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company provides investment and management services to a partnership and receives a management fee. The Company received fees of $145,473 and $131,520 from the partnership during 2002 and 2001, respectively.

The Company moved to new office space in October of 2002. Prior to that the Company rented its office space from one of its shareholders at a monthly rental of $5,700. Rents paid to the shareholder totaled $68,400 and $62,700 for the years ended December, 2002 and 2001, respectively.

NOTE 8 - PROFIT SHARING PLAN

In 1999, the Company adopted a profit sharing plan. This plan allows the Company to make discretionary contributions of up to 15% of eligible employees compensation into the plan each year. No plan contribution was authorized for the tax years 2002 or 2001.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 9 - ACCOUNTING CHANGE

During the year ended December 31, 2001, the Company changed the way it was accounting for monies held for the benefit of customers under soft dollar agreements, to reflect the full amount held on behalf of customers. As a result of this change, assets and liabilities at December 31, 2001 are $117,116 higher than they would have been under the previous method of reporting these transactions.

NOTE 10 - CONTINGENCIES

During the year, the Company maintained cash balances at financial institutions in excess of federally insured limits. At December 31, 2002, the cash in excess of insured limits was $800,093.

An accrual for fines in the amount of $125,000 has been made in these financial statements. This accrual represents an accrual for fines levied by the NASD.

An inquiry by the State of Vermont is ongoing and the Company is in negotiations with the State to settle it. Management believes that they have substantial defenses to the major issues raised by the State during the inquiry. While it is possible that the State inquiry will result in an unfavorable outcome, the amount of any fines levied as a result cannot be reasonably estimated at this time. As a result, no accrual for any State fines has been made in these financial statements.

In addition, a principal shareholder agreed to dispose of his interests in the firm. As part of this process, the firm entered into an agreement to redeem part of the stockholder's shares of stock for $450,000 payable over a ten-year period with interest. This redemption has not been recorded in the financial statements as the agreement is contingent upon the payment terms being approved by the appropriate regulating agencies. This approval has not been received as of the date of these financial statements and is still being negotiated with the regulators. At this point, it is not possible to determine if or when this approval will be obtained.

During the year ended, December 31, 2001, it was discovered that a former employee misappropriated a substantial amount of company funds. This misappropriation had no impact on the firm's operations. Insurance proceeds of $48,533 in 2002 and $96,983 in 2001 were received as a reimbursement against the loss.

ABSOLUTE RETURN ADVISORS, INC.

COMPUTATION OF NET CAPITAL

PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2002 AND 2001

	12/31/02	12/31/01
CREDITS		
Common Stock	$ 71,380	$ 71,380
Retained Earnings	589,441	777,912
DEBITS		
Non-Allowable Assets	(263,739)	(321,754)
Net Capital	397,082	527,538
Minimum Net Capital Requirement	100,000	100,000
Excess Net Capital	$ 297,082	$427,538
Reconciliation with Company's Computation (Included in Form X-17A-5 for the Years Ended December 31, 2002 and 2001):		
Net Capital as Reported in Company's Unaudited Focus Report	$ 518,682	$421,719
Increase/Decrease in Property and Equipment (Nonallowable Asset)	-	(15,690)
Audit Adjustments to Stockholder Distributions	-	37,000
Audit Adjustments to Accrued Expenses	(125,000)	-
Audit Adjustments to Net Fee Income	3,344	96,983
Audit Adjustments to Adjust Year-End Payables	-	532
Audit Adjustment to Notes Payable	-	7,197
Audit Adjustments for Accrued Payroll	-	(22,415)
Other Audit Adjustments, Net	56	2,212
Net Capital at End of Year Audited	$397,082	$527,538

See the accompanying Independent Auditor's Report.

ABSOLUTE RETURN ADVISORS, LTD.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Audior's Report.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
ON INTERNAL AUDITING CONTROL

To the Shareholders and
Board of Directors
Absolute Return Advisors, Ltd.
Manchester, Vermont

In planning and performing our audits of the financial statements of Absolute Return Advisors, Ltd. (the Company) for the years ended December 31, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Absolute Return Advisors, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

In addition, our audit indicated that Absolute Return Advisors, Ltd. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2)(ii) as of December 31, 2002 and 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Siliski & Buzzell, P.C.

February 21, 2003
Rutland, Vermont
Reg. No. 119